                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         COMMISSION FILE NUMBER 0-23403


                           HOLT'S CIGAR HOLDINGS, INC.
                            (Name of Subject Company)

                              HCH ACQUISITION CORP.
                          FUENTE INVESTMENT PARTNERSHIP
                                 ROBERT G. LEVIN
                   (Name of Filing Persons-Status as Offeror)






Common Stock, $0.001 par value            436598 10 6
------------------------------            -----------
(Title of Class of Securities)            (CUSIP Number of Class of Securities)




                           Matthew H. Lubart, Esq.
                   Fox, Rothschild, O'Brien & Frankel, LLP
                            997 Lenox Drive, Bldg. 3
                         Lawrenceville, New Jersey 08648
                             Telephone: 609-896-3600
                           Facsimile: 609-896-1469
         (Name, Address and Telephone Number of Person authorized to
       Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

Transaction Valuation $8,342,323*               Amount of Filing Fee: $1,668.47

* Estimated for purposes of calculating the amount of the filing fee only.
This calculation assumes the purchase of 1,516,786 shares of common stock, $0.001 par value (the "Common Stock"), of Holt's Cigar Holdings, Inc. at a price per share of Common Stock of $5.50 in cash. Such number of shares of Common Stock represents the number of outstanding shares of Common Stock not beneficially owned by the Fuente Investment Partnership and Robert G. Levin as of November 14, 2000. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the Common Stock proposed to be acquired.

Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             Not applicable.
Form or Registration No.:           Not applicable.
Filing Party:                       Not applicable.
Date Filed:                         Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer: /X/

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/   third party tender offer subject to Rule 14d-1.
/ /   issuer tender offer subject to Rule 13e-4.
/X/   going private transaction subject to Rule 13e-3.
/ /   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

This Tender Offer Statement on Schedule TO relates to the offer by HCH Acquisition Corp., a Delaware corporation (the "Purchaser") to purchase all of the outstanding shares of common stock, par value $0.001 per share ("Common Stock"), of Holt's Cigar Holdings, Inc., a Delaware corporation (the "Company"), not already beneficially owned by the Fuente Investment Partnership and Robert
G. Levin (collectively, the "Purchaser Stockholders"), at $5.50 per share, net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (the "Letter of Transmittal," which, with the Offer to Purchase as they may be amended and supplemented from time to time, together constitute the "Offer").

TO BUSINESS EDITOR:

          / C O R R E C T I O N  --  Holt's Cigar Holdings, Inc. /


     PHILADELPHIA, Nov. 13/PRNewswire/ --

HOLT'S CIGAR HOLDINGS, INC. (Nasdaq: HOLT) corrects Press Release of
November 10, 2000. In its November 10, 2000 Press Release ("Holt's Cigar Holdings, Inc. Announces 'Going Private' Tender Offer and Record Second Quarter Sales"), the Company correctly reported its sales and net earnings, however, in the fourth paragraph, the Company incorrectly reported the percentage increase in sales for the second quarter of its fiscal year ending March 31, 2001 over its sales for the second quarter of its fiscal year ended March 31, 2000. The percentage as reported was "6.4%" and should read "11.9%".

SOURCE Holt's Cigar Holdings, Inc.
     -0-                           11/13/2000 C HSF003
     /CONTACT: Mary Ann Pentz, Shareholder Relations of Holt's Cigar Holdings, 215-676-8779, or fax, 215-676-0430/
     /Web site:  http://www.holts.com/
     (HOLT)